July 28, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Super League Gaming, Inc.
Registration Statement on Form S-3
(File No. 333-273282)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Super League Gaming, Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the Registration Statement on Form S-3 (File No. 333-273282) (the “Registration Statement”) to 4:00 p.m Eastern Time on Tuesday, August 1, 2023, or as soon as is practicable thereafter.

Upon grant of our request to accelerate effectiveness, we would appreciate your communicating with our counsel, Disclosure Law Group, a Professional Corporation, by calling Mr. Jack Kennedy at (619) 272-7064, to confirm the exact time at which the Registration Statement was declared effective.

Very truly yours, SUPER LEAGUE GAMING, INC. /s/ Ann Hand Ann Hand Chief Executive Officer and Chair

cc:	Jack Kennedy, Disclosure Law Group, a Professional Corporation